UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 17)*

                    Coca-Cola Bottling Co. Consolidated
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 191098102
                              (CUSIP Number)


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121

                             December 22, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Company
          58-0628465

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]
                                                             (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                    [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

   NUMBER OF    7  SOLE VOTING POWER
    SHARES         None
  BENEFICIALLY
    OWNED BY    8  SHARED VOTING POWER
     EACH          2,213,007 shares of Common Stock, $1.00 par value per share
   REPORTING
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          2,213,007 shares of Common Stock, $1.00 par value per share

     10   SHARED DISPOSITIVE POWER
          None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,007 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.4%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Trading Company
          59-1764184

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ X ]
                                                             (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                    [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

   NUMBER OF    7  SOLE VOTING POWER
    SHARES         None
  BENEFICIALLY
    OWNED BY    8  SHARED VOTING POWER
     EACH          2,213,007 shares of Common Stock, $1.00 par value per share
   REPORTING
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH          2,213,007 shares of Common Stock, $1.00 par value per share

     10   SHARED DISPOSITIVE POWER
          None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,213,007 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                        [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.4%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D
CUSIP No.  - 191098102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Coca-Cola Oasis, Inc.
     88-0320762

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ X ]
                                                          (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         None
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
   EACH          2,213,007 shares of Common Stock, $1.00 par value per share
 REPORTING
  PERSON      9  SOLE DISPOSITIVE POWER
   WITH          2,213,007 shares of Common Stock, $1.00 par value per share

10   SHARED DISPOSITIVE POWER
     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,213,007 shares of Common Stock, $1.00 par value per share

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.4%

14   TYPE OF REPORTING PERSON*
     CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D

CUSIP No.  - 191098102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Carolina Coca-Cola Bottling Investments, Inc.
     58-2056767

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ X ]
                                                          (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     N/A                                                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         None
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
   EACH          2,213,007 shares of Common Stock, $1.00 par value per share
 REPORTING
  PERSON      9  SOLE DISPOSITIVE POWER
   WITH          2,213,007 shares of Common Stock, $1.00 par value per share

10   SHARED DISPOSITIVE POWER
     None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,213,007 shares of Common Stock, $1.00 par value per share

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.4%

14   TYPE OF REPORTING PERSON*
     CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT

                       AMENDMENT NO. 17 TO
         STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
              OF THE GENERAL RULES AND REGULATIONS
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.    SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated, a Delaware corporation ("Consolidated"). The principal executive offices of Consolidated are located at 1900 Rexford Road, Charlotte, North Carolina 28211.


ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company ("Trading Company"), Coca-Cola Oasis, Inc. ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina," and together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons"). Each of the Reporting Persons is a Delaware corporation, having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Following the December 1997 Contributions (as defined in Item 4 below), (i) Carolina is a direct wholly owned subsidiary of Oasis, (ii) Oasis is a direct wholly owned subsidiary of Trading Company, and (iii) Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     The Coca-Cola Company is the largest manufacturer and distributor of soft drink concentrates and syrups in the world. The Minute Maid Company (formerly known as Coca-Cola
     Foods), a division of The Coca-Cola Company, is the world's largest processor of packaged citrus products.

     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit A(99.1) attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following:

     The beneficial ownership of the Consolidated Shares (as defined in Item 4 below) acquired by Trading Company, Oasis and Carolina has been acquired through a series of capital contributions effected by The Coca-Cola Company, Trading Company and Oasis as more fully described in Item 4 below.


ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended by adding the following:

     On December 22, 1997, The Coca-Cola Company and certain of its direct or indirect wholly owned subsidiaries effected a series of capital contributions (the "December 1997 Contributions") resulting in Carolina becoming the record owner of the 2,213,007 shares of Common Stock and the 269,158 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Consolidated, which were previously owned of record by The Coca-Cola Company (collectively, the "Consolidated Shares"). Pursuant to the December 1997 Contributions, The Coca-Cola Company first contributed the Consolidated Shares to Carolina. The Coca-Cola Company next contributed all of the shares of common stock of Carolina to Trading Company, and Trading Company then contributed all of the shares of common stock of Carolina to Oasis.

     Following the December 1997 Contributions, (i) Carolina is the owner of record of the Consolidated Shares and is a direct wholly owned subsidiary of Oasis, (ii) Oasis is a direct wholly owned subsidiary of Trading Company, and (iii) Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     Concurrently with the contribution by The Coca-Cola Company of the Consolidated Shares to Carolina, The Coca-Cola Company entered into an Agreement with Carolina, Trading Company, Oasis, Consolidated, J. Frank Harrison (also referred to herein as J. Frank Harrison, Jr.), and J. Frank Harrison, III dated December 22, 1997 (the "Assignment Agreement") pursuant to which The Coca-Cola Company assigned to Carolina all of its rights, options and benefits under
     (i) the Stock Rights and Restrictions Agreement between The Coca-Cola Company and Consolidated, dated as of January 27, 1989 (the "Stock Rights and Restrictions Agreement"), (ii) the Shareholder's Agreement among The Coca-Cola Company, J. Frank Harrison, J. Frank Harrison, III and others, dated December 17, 1988 (the "Shareholder's Agreement"), and (iii) the Voting Agreement among The Coca-Cola Company, J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson, as co-trustee, effective January 27, 1989 (the "Voting Agreement," and together with the Stock Rights and Restrictions Agreement and the Shareholder's Agreement, the "Existing Agreements").

     In the Assignment Agreement, Carolina acknowledged and agreed to be bound by the terms and conditions of each of the Existing Agreements as they apply to the Consolidated Shares, including the irrevocable proxy with respect to the Consolidated Shares granted to J. Frank Harrison, III and/or
     J. Frank Harrison, Jr. pursuant to the Voting Agreement (the "Proxy"). The Assignment Agreement is included as Exhibit Z (99.2) to this Schedule 13D. The Existing Agreements have been previously described in this Schedule 13D and have been previously included as exhibits to this Schedule 13D.

     Except as discussed herein or as previously disclosed in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

        (i) The acquisition by any person of additional securities of Consolidated, or the disposition of securities of Consolidated;

       (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
     Consolidated or any of its subsidiaries;

      (iii) A sale or transfer of a material amount of assets of Consolidated or of any of its subsidiaries;

       (iv) A change in the present board of directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (v) Any material change in the present capitalization or dividend policy of Consolidated;

       (vi) Any other material change in Consolidated's business or corporate structure;

      (vii) Changes in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

     (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

       (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (x)    Any action similar to any of those enumerated above.

     However, any of the Reporting Persons at any time may propose any of the foregoing which it considers desirable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended by adding the following:

     On December 22, 1997, The Coca-Cola Company and certain of its direct or indirect wholly owned subsidiaries effected the December 1997 Contributions resulting in Carolina becoming the record owner of the Consolidated Shares. Pursuant to the December 1997 Contributions, The Coca-Cola Company first contributed the Consolidated Shares to Carolina. The Coca-Cola Company next contributed all of the shares of common stock of Carolina to Trading Company, and Trading Company then contributed all of the shares of common stock of Carolina to Oasis. Following the December 1997 Contributions, (i) Carolina is the owner of record of the Consolidated Shares and is a direct wholly owned subsidiary of Oasis, (ii) Oasis is a direct wholly owned subsidiary of Trading Company, and (iii) Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     After giving effect to the December 1997 Contributions, each of the Reporting Persons beneficially owns 2,213,007 shares of Common Stock (or approximately 31.4% of the outstanding shares of Common Stock at December 3, 1997), and 269,158 shares of Class B Common Stock (or approximately 20.4% of the outstanding shares of Class B Common Stock at December 3, 1997). After giving effect to the December 1997 Contributions, each of the Reporting Persons beneficially owns shares of Consolidated representing in the aggregate approximately 20.7% of the total votes of all outstanding shares of all classes of capital stock of Consolidated. The Reporting Persons have sole dispositive power over the Consolidated Shares.

     As previously disclosed in this Schedule 13D, The Coca-Cola Company has previously granted to J. Frank Harrison, III and/or J. Frank Harrison, Jr. an irrevocable proxy with respect to the shares of Common Stock and Class B Common Stock beneficially owned by The Coca-Cola Company. As a result of the Proxy, the Reporting Persons may be deemed to share voting power with such persons with respect to the Consolidated Shares.

     To the knowledge of the Reporting Persons based solely on Statements on Schedule 13D filed by J. Frank Harrison, Jr. and J. Frank Harrison, III, each of J. Frank Harrison, Jr. and J. Frank Harrison, III is a citizen of the United States with his principal business address located at 1190 Rexford Road, Charlotte, North Carolina. Based solely on Consolidated's Proxy Statement dated April 11, 1997, J. Frank Harrison, Jr. is Chairman Emeritus of the Board of Directors of Consolidated and J. Frank Harrison, III is Chairman of the Board and Chief Executive Officer of Consolidated.

     To the knowledge of the Reporting Persons, none of J. Frank Harrison, Jr. and J. Frank Harrison, III has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
     (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

     The following information, derived from Consolidated's Proxy Statement dated April 11, 1997 (the "Consolidated Proxy Statement"), reflects the beneficial ownership by J. Frank Harrison, Jr. and J. Frank Harrison, III of shares of Common Stock and Class B Common Stock:

                                                                   PERCENT
                             AMOUNT AND       PERCENT                 OF
                 TITLE       NATURE OF           OF                 TOTAL
                   OF        BENEFICIAL        CLASS    AGGREGATE   VOTE
       NAME      CLASS      OWNERSHIP(1)        (2)       VOTE       (2)
     -----------------------------------------------------------------------
     J. Frank    Common    4,797,250(3)(4)      55.8
     Harrison,   Stock
     Jr., J.
     Frank
     Harrison,
     III and     Class B   1,317,942(3)(4)(5)   99.9    29,603,148   88.5
     Reid M.     Common
     Henson      Stock
     as a
     Group


               (1) In general, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of, or to direct the disposition of, such security; or if a person has the right to acquire either voting power or investment power over such security through the exercise of an option or conversion of another security within 60 days. More than one person may be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no personal economic interest or which he may not vote.

               (2) The percentages shown are based upon the number of shares outstanding (net of shares held in treasury). Beneficial ownership includes (i) shares of Common Stock that would result from a conversion of Class B Common Stock into such shares or (ii) shares of Common Stock which Messrs. Harrison, Jr. and Harrison, III have the right to acquire through exercise of options, the percentages of class shown give effect to such conversion and to the exercise of such options. In calculating the aggregate vote and percent of total vote, however, no effect is given to conversion of Class B Common Stock into Common Stock or to the exercise of such unexercised options.

               (3)  The amounts shown include (a) as to Common
          Stock: (i) 792,796 shares owned outright by J. Frank Harrison, Jr. as to which the Consolidated Proxy
          Statement reflects him as having sole voting and investment power; (ii) 235,786 shares held by a trust for the benefit of certain relatives of Mr. Harrison, Jr. as to which the Consolidated Proxy
          Statement reflects him as having sole voting power and no investment power; (iii) 2,213,007 shares held by The Coca-Cola Company subject to the terms of the Proxy as to which the Consolidated Proxy Statement reflects J. Frank Harrison, III as having sole voting and no investment power; (iv) 719 shares held by Mr. Harrison, III as custodian for certain of his children under the North Carolina Uniform Gifts to Minors Act, as to which the Consolidated Proxy Statement reflects
          Mr. Harrison, III as possessing sole voting and investment power; (v) 2,000 shares owned outright by Reid M. Henson;
          (vi) 1,317,942 shares of Class B Common Stock, convertible into Common Stock on a one for one basis at the option of the holder of such shares, and which are beneficially owned by Messrs. Harrison, Jr., Harrison, III and Henson as described in subsection
          (ii) of this Note (3); and (vii) 100,000 shares of Common Stock which Mr. Harrison, Jr. presently has the right to acquire through exercise of options and 135,000 shares of Common Stock which Mr. Harrison, III presently has the right to acquire through exercise of options; and (b) as to Class B Common Stock: (i)
          712,796 shares owned outright by Mr. Harrison, Jr. as to which the Consolidated Proxy Statement reflects him as having sole voting and investment power; (ii)
          235,786 shares held by a trust for the benefit of Mr. Harrison, Jr. and certain of his relatives as to which the Consolidated Proxy Statement reflects
          Mr. Harrison, III and Mr. Henson as sharing investment power as co-trustees and as to which the Consolidated Proxy Statement reflects Mr. Harrison, Jr. as possessing sole voting power; (iii) 260 shares held by Mr. Harrison, III as custodian for certain of his children under the North Carolina Uniform Gifts to Minors Act, as to which the Consolidated Proxy
          Statement reflects Mr. Harrison, III as possessing sole voting and investment power; (iv) 99,942 shares held by certain trusts as to which the Consolidated
          Proxy Statement reflects Mr. Harrison, III and
          Mr. Henson as sharing investment power as co-trustees and as to which the Consolidated Proxy Statement reflects Mr. Harrison, Jr. as possessing sole voting power; and (v) 269,158 shares held by The Coca-Cola Company subject to the terms of the Proxy as to which the Consolidated Proxy Statement reflects Mr.
          Harrison, III as having sole voting and no investment power.

               (4) J. Frank Harrison, Jr., J. Frank Harrison, III and Reid M. Henson (as trustee of certain trusts holding shares of Class B Common Stock) are parties to the Voting Agreement and the Shareholder's Agreement. Pursuant to the Voting Agreement, Mr. Harrison, III has been granted the Proxy for life and, thereafter, to Mr. Harrison, Jr., covering the shares of Common Stock and Class B Common Stock held by The Coca-Cola Company. Accordingly, Messrs. Harrison, Jr., Harrison, III and Henson may be deemed to be a group as such term is defined in certain regulations of the Securities and Exchange Commission.

               (5) A trust of which J. Frank Harrison, Jr. is a beneficiary and J. Frank Harrison, III and Reid M. Henson are co-trustees has the right to acquire 292,396 shares of Class B Common Stock from the Company in exchange for an equal number of shares of Common Stock. Mr. Harrison, Jr. would have sole voting power, and Messrs. Harrison, III and Henson would have shared investment power upon such acquisition. The trust does not own any shares of Common Stock with which to make such exchange and, accordingly, the number of shares shown does not include such shares.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following:

     On December 22, 1997, The Coca-Cola Company and certain of its direct or indirect wholly owned subsidiaries effected the December 1997 Contributions resulting in Carolina becoming the record owner of the Consolidated Shares. Pursuant to the December 1997 Contributions, The Coca-Cola Company first contributed the Consolidated Shares to Carolina. The Coca-Cola Company next contributed all of the shares of common stock of Carolina to Trading Company, and Trading Company then contributed all of the shares of common stock of Carolina to Oasis.

     Following the December 1997 Contributions, (i) Carolina is the owner of record of the Consolidated Shares and is a direct wholly owned subsidiary of Oasis, (ii) Oasis is a direct wholly owned subsidiary of Trading Company, and (iii) Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     Concurrently with the contribution by The Coca-Cola Company of the Consolidated Shares to Carolina, The Coca-Cola Company entered into the Assignment Agreement with Carolina, Trading Company, Oasis, and Consolidated, J. Frank Harrison and J. Frank Harrison, III pursuant to which The Coca-Cola Company assigned to Carolina all of its rights, options and benefits under the Stock Rights and Restrictions Agreement, the Shareholder's Agreement, and the Voting Agreement. In the Assignment Agreement, Carolina acknowledged and agreed to be bound by the terms and conditions of each of the Existing Agreements as they apply to the Consolidated Shares, including the Proxy. The Assignment Agreement is included as Exhibit Z (99.2) to this Schedule 13D. The Existing Agreements have been previously described in this
     Schedule 13D and have been previously included as exhibits to this Schedule 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding the following:

     Exhibit A(99.1) -     Directors  and Executive  Officers  of
                           the Reporting Persons

     Exhibit Z(99.2) -    Agreement dated December 22, 1997
                          among The Coca-Cola Company, Carolina
                          Coca-Cola Bottling Investments, Inc.,
                          The Coca-Cola Trading Company, Coca-Cola
                          Oasis, Inc. and Coca-Cola Bottling Co.
                          Consolidated, J. Frank Harrison, and
                          J. Frank Harrison, III

     Exhibit AA(99.3) -   Joint Filing Agreement dated as of
                          December 22, 1997, by and among The
                          Coca-Cola Company, The Coca-Cola Trading
                          Company, Coca-Cola Oasis, Inc. and Carolina
                          Coca-Cola Bottling Investments, Inc.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY


                              By: /s/ JAMES E. CHESTNUT
                                 --------------------------------
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer
Date: December 22, 1997



                              THE COCA-COLA TRADING COMPANY


                              By: /s/ JAMES E. CHESTNUT
                                 --------------------------------
                                 James E. Chestnut
                                 Vice President and
                                   Chief Financial Officer

Date: December 22, 1997



                              COCA-COLA OASIS, INC.


                              By: /s/ JAMES E. CHESTNUT
                                 --------------------------------
                                 James E. Chestnut
                                 Chief Financial Officer
Date: December 22, 1997



                              CAROLINA COCA-COLA BOTTLING
                              INVESTMENTS, INC.


                              By: /s/ JAMES E. CHESTNUT
                                 --------------------------------
                                 James E. Chestnut
                                 Vice President and
                                   Chief Financial Officer
Date: December 22, 1997

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                               EXHIBIT INDEX



     EXHIBIT                        DESCRIPTION

      A (99.1)    Directors and Executive Officers of the
                  Reporting Persons

      Z (99.2) Agreement dated December 22, 1997 among The Coca-Cola Company, Carolina Coca-Cola Bottling Investments, Inc., The Coca-Cola Trading Company, Coca-Cola Oasis, Inc., and Coca-Cola Bottling Co. Consolidated, J. Frank Harrison, and J. Frank Harrison, III

      AA (99.3)   Joint Filing Agreement dated as of December 22,
                  1997, by and among The Coca-Cola Company,
                  The Coca-Cola Trading Company, Coca-Cola Oasis, Inc.
                  and Carolina Coca-Cola Bottling Investments, Inc.